SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-102)
(Amendment No. 2)
Under the Securities Exchange Act of 1934

Immunosyn Corporation
(Name of Issuer) Common Stock, par value $0.0001 per share
(Title of Class of Securities) 452530 10 1 (CUSIP Number)

J. Ken Nunley Cuxhaven Holdings Ltd. c/o Nunley Davis Jolley Cluck Aelvoet LLP 1580 South Main Street, Suite 200 Boerne, Texas 78006 (830) 816-3333
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) November 13, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d–1(e), 13d-1(f) or 13d-1(g), check the following box ÿ.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on Following Pages)

(Page 1 of 7 Pages)

CUSIP No. 452530 10 1	13D	Page 2 of 7

1.	NAME OF REPORTING PERSONS: Cuxhaven Holdings Ltd. IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): ____________
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON CO

*  See Item 2 hereof

CUSIP No. 452530 10 1	13D	Page 3 of 7

1.	NAME OF REPORTING PERSONS: Lynn Booker IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

*  See Item 2 hereof.

CUSIP No. 452530 10 1	13D	Page 4 of 7

1.	NAME OF REPORTING PERSONS: James T. Miceli IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) x*
3.	SEC USE ONLY
4.	SOURCE OF FUNDS
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

* See Item 2 hereof.

CUSIP No. 452530 10 1	13D	Page 5 of 7

ITEM 1.  SECURITY AND ISSUER

This Amendment No. 2 to Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Immunosyn Corporation, a Delaware corporation (the “Issuer”).  The principal executive office of the Issuer is located at 10815 Rancho Bernardo Road, Suite 101, San Diego, California 92127.

ITEM 2. IDENTITY AND BACKGROUND

This Amended Schedule 13D is filed by Cuxhaven Holdings Ltd., a British Virgin Islands company (“Cuxhaven”), and the other persons named on Exhibit A to the original filing hereof (each a “Reporting Person” and together the “Reporting Persons”).  Exhibit A (previously filed) also sets forth the name, place of organization, principal business, address of principal business, address of principal office and other information with respect to the Reporting Persons.

Cuxhaven is no longer the owner of any shares of Common Stock of the Issuer.  Cuxhaven is owned by James T. Miceli.  Mr. Lynn Booker has nominal control over the voting and disposition of the Common Stock of the Issuer owned by Cuxhaven, subject to the interests of the beneficial owner, Mr. James T. Miceli.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On November 13, 2007, Cuxhaven transferred title to and distributed 500,000 shares of Common Stock of the Issuer owned by it to James T. Miceli, its beneficial owner, and 12,710,000 shares of Common Stock of the Issuer owned by it to Dona Miceli, the wife of James T. Miceli, for no consideration.

ITEM 4.  PURPOSE OF TRANSACTION

On November 13, 2007, Cuxhaven transferred title to and distributed an aggregate of 13,210,000 shares of Common Stock of the Issuer owned by it to its beneficial owner, James T. Miceli, and his wife, Dona Miceli, for no consideration.  See Item 3, above.  As a result, Cuxhaven no longer owns any shares of Common Stock of the Issuer.

The Reporting Person has had numerous conversations with other stockholders of the Issuer who believe that a short position exists in the Issuer's stock. The Reporting Person and the other stockholders are considering ways to address the short position. Proposals have included a reverse stock split or retirement of most of the outstanding shares of the Issuer.

Except as set forth in this Amended Schedule 13D, the Reporting Persons do not presently have any specific plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of this Amended Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

The Reporting Persons’ beneficial ownership is as follows:

(a)	Amount beneficially owned: no shares of Common Stock
Percent of class:  0%

(b)	Number of shares as to which the Reporting Persons have:
(i)	Sole power to vote or to direct the vote – 0
(ii)	Shared power to vote or to direct the vote – 0

CUSIP No. 452530 10 1	13D	Page 6 of 7

(iii)	Sole power to dispose or to direct the disposition of – 0
(iv)	Shared power to dispose or to direct the disposition of – 0

(c)	The information with respect to the disposition of the Common Stock of the Issuer by Cuxhaven, as set forth in Items 3 and 4, is hereby incorporated by reference.

(d)	Not applicable.

(e)	November 13, 2007.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons were subject to a Lock-Up Agreement dated as of September 22, 2006 between the Company and such persons that was terminated as of May 15, 2007.

CUSIP No. 452530 10 1	13D	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this Amendment No. 1 to Schedule 13D is true, complete and correct.

Dated:	March 31, 2010

CUXHAVEN HOLDINGS LTD.
By:	/s/ Lynn Booker
Name: Lynn Booker Title: Director

/s/ Lynn Booker
Lynn Booker

/s/ James T. Miceli
James T. Miceli